SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  16 March 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F
                                     ---          ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                     ---     ---

    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                     ---     ---

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form
              6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                                 Yes       No X
                                     ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date:  16 March 2006                        By  /s/ Allison Scandrett
       -------------                            ---------------------

                                            Name: Allison Scandrett
                                            Deputy Company Secretary

CORUS GROUP PLC


16 March 2006


This notification relates to the ordinary shares of Corus Group plc ("Corus") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

Corus received notification yesterday from Credit Suisse Securities (Europe) Limited that on 13 March 2006 the Credit Suisse ("CS") companies listed below (together the "CS companies") held the following interests in the issued share capital of the Corus.

     1. Credit Suisse Securities (Europe) Limited ("CSSEL") 65,513,949. CSSEL held an interest in 29,849,661 of these shares under section 208(5) of the Act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

     2.  Credit Suisse International ("Csi") 20,046,848 shares.

     3.  Credit Suisse Securities (USA) LLC ("CSSLLC") 64,000 shares.

     4.  Credit Suisse Investment Banking Division ("CSIBD") 71,600,000 shares.

The CS companies now hold a total interest of 155,224,797 shares being equivalent to approximately 3.49% of the issued share capital of Corus.

Those Credit Suisse companies which are direct or indirect holding companies of CSSEL, CSi, CSSLLC and CSIBD are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSSEL, CSi, CSSLLC and CSIBD are interested.


END